[redacted]

NO ACT

PE
4-8-09

09011586

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

April 8, 2009

Received SEC
APR 08 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 4-8-09

Herrick K. Lidstone, Jr.
Burns Figa & Will P.C.
6400 S. Fiddler's Green Circle
Suite 1000
Greenwood Village, CO 80111

Re: Aspen Exploration Corporation

Dear Mr. Lidstone:

This is in regard to your letter dated April 8, 2009 concerning the shareholder proposal submitted by John D. Gibbs for inclusion in Aspen's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Aspen therefore withdraws its April 3, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Raymond A. Be
Special Counsel

cc: James W. Larimore
Crowe & Dunlevy
20 North Broadway, Suite 1800
Oklahoma City, OK 73102-8273

Burns Figa & Will P.C.

HERRICK K. LIDSTONE, JR.
hklidstone@bfw-law.com

April 8, 2009

Via Email and U.S. Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Aspen Exploration Corporation

Ladies and Gentlemen:

This letter is to inform you that, inasmuch as John D. Gibbs (the "Proponent") (by letter from his counsel dated April 8, 2009) withdrew his stockholder proposal (the "Proposal"), Aspen Exploration Corporation hereby withdraws its request for a no action position filed with the Commission pursuant to Rule 14a-8(j) on or about April 3, 2009. Please do not hesitate to call if you have any questions.

For our records, please confirm by return e-mail that you have received this letter, and when you receive the original by mail, please date-stamp a copy of this letter provided and mail it to us in the self-addressed stamped envelope that will also be provided.

Sincerely yours,

Herrick K. Lidstone, Jr.
For the Firm

cc: Aspen Exploration Corporation
Crowe & Dunlevy; attn: James W. Larimore, Esq.

CROWE&DUNLEVY
A PROFESSIONAL CORPORATION
Attorneys and Counselors at Law
Founded 1902

James W. Larimore
Direct Tel.: (405) 239-6643
Direct Fax: (405) 272-5988

james.larimore@crowedunlevy.com

April 8, 2009

Via Electronic Mail and U.S. Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: No-Action Request by Aspen Exploration Corporation Relating to Stockholder Proposal Submitted by John D. Gibbs

Ladies and Gentlemen:

This Firm represents John D. Gibbs. By letter dated April 7, 2009, we requested that the Staff of the Division of Corporation Finance refuse to grant no-action treatment to Aspen Exploration Corporation ("Aspen") regarding a stockholder proposal by Mr. Gibbs. In its revised preliminary proxy materials filed yesterday afternoon, Aspen modified statements in its initial preliminary proxy materials to reflect its intent to distribute substantially all of the net after-tax proceeds from its asset sale to Venoco, Inc. to its stockholders, assuming such sale is approved by Aspen's stockholders. In light of this change, Mr. Gibbs has decided to withdraw his stockholder proposal, and we are notifying Aspen of such withdrawal by copy of this letter to Aspen's counsel.

In the event you have any questions relating to the foregoing, please do not hesitate to contact the undersigned.

Very truly yours,

James W. Larimore
For the Firm

cc: Herrick K. Lidstone, Jr., Esq.
(counsel to Aspen Exploration Corporation)

John D. Gibbs

1884686.v1

CROWE&DUNLEVY
A PROFESSIONAL CORPORATION
Attorneys and Counselors at Law
Founded 1902

James W. Larimore
Direct Tel.: (405) 239-6643
Direct Fax: (405) 272-5968

james.larimore@crowedunlevy.com

April 7, 2009

Via Electronic Mail and U.S. Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: No-Action Request by Aspen Exploration Corporation Relating to Stockholder Proposal Submitted by John D. Gibbs

Ladies and Gentlemen:

This Firm represents John D. Gibbs. By letter dated April 3, 2009, Aspen Exploration Corporation ("Aspen") requested that the Staff of the Division of Corporation Finance (the "Staff") concur with its view that a stockholder proposal submitted to Aspen by Mr. Gibbs pursuant to Rule 14a-8 (the "Proposal") may be omitted from Aspen's proxy materials for its special meeting of stockholders to be held on May 22, 2009 (the "Special Meeting"). The stated purpose for the Special Meeting is for Aspen's stockholders to consider a sale of substantially all of Aspen's assets to Venoco, Inc. ("Venoco"), pursuant to a Purchase and Sale Agreement filed with the Commission under cover of a Form 8-K on February 19, 2009. Mr. Gibbs' Proposal, a copy of which was included in Aspen's request for no-action relief, recommends that Aspen's board of directors take steps necessary to implement a plan of liquidation within 90 days of the completion of Aspen's sale of assets to Venoco, assuming this sale is approved by Aspen's stockholders. For the reasons set forth below, we respectfully ask that the Staff refuse to grant Aspen's request for no-action treatment regarding the Proposal.

Aspen's Belief that the Proposal is Untimely

Aspen asserts that the Proposal is untimely under Rule 14a-8(e)(3). We acknowledge the notion expressed in the no-action correspondence cited by Aspen's counsel that, in order to be considered timely, a stockholder proposal should typically be submitted prior to the filing of a company's preliminary proxy materials. However, in this instance, we believe there are compelling reasons to consider the Proposal as timely.

As Aspen's counsel noted, Aspen made numerous public statements relating to the need to hold a special meeting of stockholders to approve a future asset sale or other corporate-level transaction. Importantly, these disclosures also typically included statements regarding Aspen's intent with respect to the possibility of a distribution of sale proceeds to its stockholders. For example, in a press release issued on January 30, 2009, and filed under cover of Schedule 14D-9, Aspen indicated it would "consider a distribution of a portion of the proceeds" from a possible sale to its stockholders. Aspen subsequently reaffirmed this statement in the Form 8-K filed to disclose the Purchase and Sale Agreement between Aspen and Venoco on February 19, 2009, and further indicated it would carry on normal operations pending completion of the Venoco sale transaction, implying that business operations would effectively cease upon completion of the sale.

Aspen's publicly disclosed position with respect to a possible distribution of sale proceeds to its stockholders changed on March 3, 2009, when in a Form 8-K it stated that "[s]hould the sale of the California assets be completed the Company intends to pursue other business opportunities, which may include an acquisition of assets or business operations, or a merger or other business combination." Three days later, Aspen filed its preliminary proxy materials relating to the Special Meeting and reiterated the concept of using the Venoco sale proceeds to pursue other business opportunities. This material shift in philosophy was the impetus for Mr. Gibbs' Proposal, which was submitted to Aspen within ten business days of Aspen's first public announcement that it no longer planned to consider a distribution of sale proceeds to its stockholders.

Given the materiality to Aspen's stockholders of the subject of Aspen's plans for the use of any proceeds from the Venoco sale, and based on the facts described above, we believe the Proposal should be considered timely under Rule 14a-8. Additionally, we believe ample time remains for Aspen to incorporate the Proposal into its proxy materials, disseminate those materials to its stockholders, and convene the Special Meeting in advance of the August 31, 2009, closing deadline under the Venoco Purchase and Sale Agreement. For these reasons, we respectfully ask that the Staff refuse to grant Aspen's no-action request on the basis of untimeliness of the Proposal.

Aspen's Belief that the Proposal Has Been Substantially Implemented

We disagree with the notion that Aspen has substantially implemented the Proposal. Aspen's counsel argues that Aspen's board of directors, by agreeing to include a dissolution proposal on the agenda for Aspen's annual stockholders' meeting to be held in late 2009, has addressed the essential objective of the Proposal. However, this is not the case. The Proposal's essential objectives are (i) to recommend to Aspen's board of directors that, upon approval of the Venoco sale, Aspen distribute its remaining assets (materially all of which would then consist of cash) to its stockholders in a prompt liquidation of Aspen, and (ii) to ensure concurrent stockholder consideration of a resolution recommending dissolution with consideration of the sale of substantially all of Aspen's assets.

When coupled with Aspen's disclosed intent in its preliminary proxy materials to use any sales proceeds to search for other business opportunities, Aspen's future plan to submit a dissolution proposal for stockholder consideration does not accomplish the essential objectives of the Proposal. Instead, it delays consideration of dissolution, essentially providing Aspen's management with a "blank check" for the potential Venoco sales proceeds in the interim. Decisions made by Aspen's management after the completion of the Venoco sale and prior to any future consideration of a dissolution proposal could have a material impact on the viability of any such dissolution proposal (for example, if Aspen acquires illiquid assets or enters into long-term agreements that might impose limits on Aspen's practical ability to cease operations).

Thus, we do not agree that Aspen's stated intentions compare favorably with, or address the essential objectives of, the Proposal. Instead, we believe the only method by which Aspen may address the essential objectives of the Proposal, and thus be deemed to have substantially implemented it, is to formally adopt a plan of liquidation, contingent upon stockholder approval of the Venoco sale transaction, and submit such plan for consideration and approval by its stockholders at the Special Meeting. For this reason, we respectfully request that the Staff decline to grant no-action treatment for the Proposal on the basis of substantial implementation.

<u>Conclusion</u>

On behalf of Mr. Gibbs, we ask that the Staff decline Aspen's request for no-action treatment regarding the Proposal. In the event the Staff has any questions relating to the foregoing or would like to discuss this matter further, please do not hesitate to contact the undersigned.

Very truly yours,

James W. Larimore
For the Firm

cc: Herrick K. Lidstone, Jr., Esq.
(counsel to Aspen Exploration Corporation)

John D. Gibbs

Burns Figa & Will P.C.

HERRICK K. LIDSTONE, JR.
hklidstone@bfw-law.com

April 3, 2009

Via Email and U.S. Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Aspen Exploration Corporation

Ladies and Gentlemen:

This letter is to inform you that our client, Aspen Exploration Corporation ("Aspen"), intends to omit a stockholder proposal (the "Proposal") received from Mr. John D. Gibbs (the "Proponent") from the proxy statement and form of proxy (collectively, the "Proxy Materials") to be mailed to its stockholders in connection with the special meeting of its stockholders to consider Aspen's proposed asset sale to Venoco, Inc. (the "Special Meeting"). On behalf of Aspen, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby request that the Staff of the Division of Corporation Finance (the "Staff") concur with Aspen's view that, for the reasons stated below, the Proposal may properly be omitted from the Proxy Materials for the Special Meeting. To the extent this letter raises legal issues, this letter is our legal opinion as counsel for Aspen.

Aspen also requests that the Commission waive the 80-day period set forth in Rule 14a-8(j) under the Exchange Act, so as to permit Aspen to mail definitive copies of its Proxy Materials for the Special Meeting scheduled to be held on May 22, 2009. Because the Proposal was submitted so close to the scheduled printing and mailing date of the Proxy Materials, which were preliminarily filed with the Securities and Exchange Commission ("SEC") on March 6, 2009, we respectfully request that you address the issues raised by this letter, including the point about the timeliness of the Proposal (Section II(A), below), as promptly as practicable.

I. Summary of the Proposal:

The Proponent proposes in the Proposal that Aspen's board of directors consider implementing a plan of liquidation and distribute the proceeds of such asset sale to its stockholders. The Proposal further states that the plan of liquidation is "to begin not later than 90 days after closing and consummation of the asset sale." The Proponent's letter dated March 16, 2009 setting forth the Proposal (the "Proposal Letter") is attached hereto as Attachment A; our letter to Proponent is attached as Attachment B; and the response we received from counsel to Proponent is attached as Attachment C.

II. Reasons for Excluding the Proposal under Rule 14a-8:

A. Aspen may exclude the Proposal from the Proxy Materials relating to the Special Meeting because the Proposal is untimely under Rule 14a-8(e)(3) of the Exchange Act.

Rule 14a-8(e)(3) requires that a proposal to be presented at any meeting other than an annual meeting be received a "reasonable time" before the company begins to print and mail its proxy materials. Although Rule 14a-8 does not define what constitutes a "reasonable time" in the context of a special meeting, notably this Rule requires that a proposal to be presented at an annual meeting be received by the registrant a minimum of 120 days in advance of the anticipated mailing of proxy materials to stockholders.

In determining whether a proposal is made within a reasonable time, the fundamental consideration is whether the time of submission of the proposal affords the registrant reasonable time to consider the proposal without causing an excessive delay in the distribution of proxy materials to its stockholders. *See Jefferson-Pilot Corporation* (avail. January 30, 2006) (granting no-action relief where a stockholder proposal was received 100 days after the company announced the merger and 40 days after the company filed preliminary proxy materials and was in the final stages of the proxy solicitation process); *Greyhound Lines, Inc.* (avail. Jan. 8, 1999) (granting no-action relief where the registrant received a stockholder proposal 14 days after the filing of preliminary proxy materials and approximately six weeks after the announcement of the merger agreement).

Similarly, in other no-action correspondence, the Commission has consistently stated that it would not recommend enforcement action against a registrant that excluded a stockholder proposal received after the preliminary proxy materials relating to that meeting had been filed with the Commission. *See, e.g., Scudder New Europe Fund, Inc.*, SEC No-Act. (Nov. 10, 1998) (granting no-action relief where a stockholder proposal was received the same day as the filing of preliminary proxy materials); *The United Kingdom Fund, Inc.*, SEC No-Act. (Jan. 12, 1998) (granting no-action relief where a stockholder proposal was received 1 week after the filing of preliminary proxy materials); *Public Service Company of Colorado*, SEC No-Act. (Nov. 29, 1995) (granting no-action relief where the registrant announced a merger on August 23, filed preliminary proxy materials on October 6, and received a stockholder proposal on November 8).

The facts in this case are similar to these other cases because the Proponent unreasonably delayed in making his Proposal until after Aspen had filed its preliminary proxy statement even though the Proponent knew or should have known well in advance of that date that the Special Meeting would be held.

- In Aspen's Form 8-K announcing an event of September 4, 2008 (filed September 10, 2008), Aspen stated: "Any transaction may require shareholder approval; such approval, if required, will be sought in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder."

- A similar statement was contained in Aspen's annual report on Form 10-KSB for the year ended June 30, 2008, filed September 29, 2008.

- Aspen's Form 8-K dated December 9, 2008 (filed December 15, 2008) contained even more specific disclosure about the expectation that, if Aspen were able to reach agreement with one of the persons that offered to purchase its assets, the transaction would be submitted to stockholders for approval. The precise language contained in that Form 8-K was: "The Company is continuing to negotiate with one of the offerors to define a transaction that Aspen will consider submitting to its shareholders for approval. The Company cannot offer any assurance that we will be able to define an appropriate transaction, that either we or the purchaser will meet the conditions necessary to complete the transaction (if one is agreed upon), or that Aspen's shareholders will approve any transaction submitted to them."

- In a letter to stockholders sent on January 12, 2009, Aspen again advised stockholders that, if it could reach an agreement with the offeror (Venoco), it would submit the agreement to its stockholders for approval. The language used in the letter to stockholders (which is available on Aspen's website) is: "If Aspen and the offeror agree to the terms of a transaction for the acquisition of a substantial part of our assets, we will ultimately submit the transaction to our shareholders for your approval at a shareholder's meeting. If we hold a shareholder's meeting, information regarding the meeting, and how to vote your shares, will be provided to you at a later date."

- In Aspen's Form 10-Q for the quarter ended December 31, 2008 (filed February 17, 2009), Aspen's disclosure was equally precise about its intention to seek stockholder approval of the transaction. It stated: "On November 24, 2008 Aspen announced that we were evaluating several offers for the acquisition of a substantial portion of our assets. Aspen is continuing to negotiate with one of the

[redacted]

offerors to define a transaction for the sale of those assets. The sale of these assets will not be completed until after Aspen receives shareholder approval of the sale. Aspen cannot offer any assurance that we will be able to conclude an appropriate transaction for the sale of certain of our assets, that either we or the potential purchaser will meet the conditions necessary to complete the transaction (if one is agreed upon), or that Aspen's shareholders will approve any transaction submitted to them."

- In Aspen's Form 8-K reporting an event of February 18, 2009, Aspen again clearly disclosed its intention to hold a meeting of its stockholders to consider the Venoco transaction. The Form 8-K included the following statement: "The completion of the transaction is subject to a number of customary conditions, including approval by Aspen stockholders. Aspen will seek stockholder approval pursuant to a proxy statement to be filed with the Securities and Exchange Commission (the "SEC") at a meeting to be scheduled as soon as possible, but which probably will not occur before April 2009. There can be no assurance that Aspen's stockholders will approve the completion of the transaction or that the other conditions to closing will be satisfied."

- Aspen filed its preliminary proxy statement with the SEC on March 6, 2009.

Despite Aspen's repeated public disclosures about the potential asset sale and later disclosure of the Purchase and Sale Agreement and the intention to hold a stockholders' meeting, the Proponent did not submit the Proposal until March 16, 2009 – 25 days after Aspen announced the Venoco transaction and 10 days after Aspen filed its preliminary proxy materials with the SEC, and more than three months after Aspen definitively advised its stockholders of its intention to hold a meeting for the approval of the asset transaction.

Given the Proponent's delay in submitting the Proposal, Aspen does not have a reasonable amount of time to consider the Proposal or prepare the required documents without causing a significant delay in printing and mailing the Proxy Materials related to the Special Meeting, which Aspen anticipates holding on or about May 22, 2009. Pursuant to the Purchase and Sale Agreement, the Venoco transaction must close by August 31, 2009. Under these circumstances, the Proposal cannot be considered to have been submitted within a "reasonable time" in advance of the solicitation of proxies in connection with the Special Meeting and, therefore, the Proposal should be excluded from the Proxy Materials.

[redacted]

B. Aspen may exclude the Proposal from the Proxy Materials relating to the Special Meeting because, pursuant to Rule 14a-8(i)(10), the Proposal has been substantially implemented by Aspen.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. When a company can demonstrate that it has already taken actions to address each element of a stockholder proposal, the staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). The proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983); *see also* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). The Staff has also stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Overall, a company's actions must satisfactorily address the "essential objective" of the proposal. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

The Proposal has been substantially implemented because Aspen intends to include the Proposal in its 2010 annual stockholders' meeting, either as a precatory proposal as requested by the Proponent or as a definitive plan of liquidation. As publicly disclosed in a Form 8-K filed on April 3, 2009, Aspen intends to hold its 2010 fiscal year annual meeting as soon as practicable in late October or November 2009 (subject to preparation and completion of the proxy statement and regulatory compliance). As also publicly disclosed in that Form 8-K, Aspen has agreed to present the Proposal to stockholders for consideration at the annual meeting.

The only material difference between Aspen's announced plans and the Proposal is timing. Therefore, including the Proposal in the 2010 fiscal year annual meeting addresses the "essential objective" of the Proposal.

Because Aspen's board of directors has publicly disclosed and agreed to include a dissolution proposal in the 2010 fiscal year annual meeting, to be held in the fall of 2009 (which remains, as of the date of this letter, unchanged), no useful purpose would be served by including a proposal that recommends or requests that the board of directors implement a plan of liquidation and distribute the proceeds of the asset sale to its stockholders within 90 days after the closing of the Venoco transaction. Including the Proposal in the Special Meeting would only cause undue delay and potentially jeopardize the Venoco transaction.

Thus, Aspen has substantially implemented the Proposal and, accordingly, the Proposal may be excluded from Aspen's Proxy Materials under Rule 14a-8(i)(10).

III. Conclusion

On behalf of Aspen, we respectfully request the concurrence of the Commission that the Proposal may be excluded from Aspen's Proxy Materials for the upcoming Special Meeting for any or all of the reasons set forth above.

Should the Commission wish to discuss this matter or require any additional information, please contact the undersigned. For our records, please confirm by return e-mail that you have received this letter, and when you receive the original by mail, please date-stamp a copy of this letter provided and mail it to us in the self-addressed stamped envelope that will also be provided.

Sincerely yours,

Herrick K. Lidstone, Jr.
For the Firm

Enclosures

A. Letter dated March 16, 2009 from John D. Gibbs
B. Letter dated March 25, 2009 to Mr. Gibbs
C. Letter dated March 31, 2008 from Crowe & Dunlevy, counsel to Mr. Gibbs

cc: Aspen Exploration Corporation
Crowe & Dunlevy; attn: James W. Larimore, Esq.

[redacted]

March 16, 2009

Mr. R.V. Bailey
Chief Executive Officer
Aspen Exploration Corporation
2050 South Oneida Street, Suite 208
Denver, Colorado 80224

Dear Mr. Bailey:

As a record owner of common stock issued by Aspen Exploration Corporation ("Aspen"), I am submitting the enclosed stockholder resolution and supporting statement in accordance with Rule 14a-8 promulgated by the Securities and Exchange Commission for inclusion in the proxy statement for the upcoming special meeting of stockholders of Aspen relating to the proposed asset sale by Aspen to Venoco, Inc. I am the record owner of at least $2,000 in market value of Aspen common stock. I have held these securities for more than one year as of the date of this letter and will continue to hold at least the requisite number of shares for a resolution through the special stockholders' meeting. I or my representative will attend the stockholders' meeting to move the resolution as required.

My address is: 16 E Street SW
PO Box 849
Ardmore, Oklahoma 73402

Very truly yours,

/s/ John D. Gibbs

John D. Gibbs

STOCKHOLDER PROPOSAL

RESOLVED, if the sale of Aspen's property interests pursuant to the Purchase and Sale Agreement, effective February 19, 2009, by and among Aspen, Venoco, Inc., and certain other persons is approved, then the stockholders recommend that Aspen's board of directors take the steps necessary to implement a plan of liquidation and distribute the proceeds of such asset sale to its stockholders, such plan of liquidation to begin not later than 90 days after closing and consummation of the asset sale.

SUPPORTING STATEMENT

The sale of Aspen's California properties to Venoco, Inc., as described in this proxy statement, constitutes the sale of substantially all of Aspen's remaining assets. Two of the main reasons for the sale listed by Aspen's board of directors are:

- The disproportionate cost of Aspen's general and administrative expenditures required as a result of compliance with the Securities Exchange Act of 1934; and
- The likelihood that Aspen's president will be unable to resume his former role and responsibilities and oversee Aspen's day-to-day operations.

See Summary Term Sheet for Asset Sale — Reasons for the Asset Sale and *The Proposal — Background*.

The Aspen board, doing without the full time services of Aspen's president, has no plan for what to do with the sale proceeds. The board has merely indicated that, "[a]fter the sale, we will evaluate our business alternatives and will further consider our strategic alternatives including, the possibility of exploring a merger, joint venture, or other type of transaction." *See Summary Term Sheet for Asset Sale — Nature of Business following the Asset Sale.* The board has only suggested that it will consider opportunities in the "natural resources industry or other industries." The board has simply proposed to search for something else to do. *See The Proposal — Aspen's Contemplated Activities Following the Asset Sale or Abandonment Thereof.*

In today's troubled economic environment, Aspen's stockholders would, in the opinion of the proponent of this proposal, be best served if Aspen were liquidated in a prompt and orderly fashion. A speedy liquidation of Aspen after the sale, if it is approved and consummated, will conserve assets and maximize stockholder return by reducing the amount of salaries and overhead and the other general and administrative expenditures required for compliance with the Securities Exchange Act of 1934 — expenses cited by Aspen's own management as a reason for the sale.

Burns Figa & Will P.C.

HERRICK K. LIDSTONE, JR.
hklidstone@bfw-law.com

March 25, 2009

Via U.S. Mail

John D. Gibbs
Tri-Power Resources, LLC
P.O. Box 849
Ardmore, OK 73402

RE: Aspen Exploration Corporation
Request for Records & Shareholder Proposal

Dear Mr. Gibbs:

On behalf of Aspen Exploration Corporation ("Aspen"), we are responding to your letter dated March 16, 2009, in which you request Aspen shareholder information and submit a proposal to be included in the upcoming special shareholders' meeting. We will address each request in part below.

Shareholder Proposal Pursuant to Rule 14a-8

Although we do not believe that your proposal met the requirements of Rule 14a-8 for the reasons described below, we advise you that Aspen will include a dissolution proposal for consideration by its stockholders in a meeting to be held in late October or early November, 2009, subject to SEC proxy statement review and timing for the preparation of the documents.

We believe that your proposal is untimely for the currently pending May meeting, and we further believe that you have failed to meet several eligibility and procedural requirements, to wit:

(1) You must provide a written statement stating that you have continuously held your shares for a period of one year (Rule 14a-8(b)). No such statement was contained in your letter.
(2) You must provide a written statement that you intend to continue ownership of the shares through the date of Aspen's special meeting (Rule 14a-8(b)). No such statement was contained in your letter.
(3) You may only submit one proposal (Rule 14a-8(c)). Your language contains two different proposals.

BURNS FIGA & WILL P.C.
ATTORNEYS AT LAW
6400 S. Fiddler's Green Circle, Suite 1000 • Greenwood Village, CO 80111 • P: 303 796 2626 • F: 303 796 2777 • www.bfw-law.com

Because Aspen intends to submit a dissolution proposal to its stockholders at the meeting to be held during its 2010 fiscal year, we believe that your proposal has been substantially implemented by Aspen and therefore can be excluded from the current proxy, not only for untimeliness as set forth above, but also because it has been substantially implemented. See Rule 14a-8(i)(10); *Calton, Inc.*, SEC No-Action Letter, 2000 WL 223667 (Feb. 15, 2000) (excluding shareholder proposal where Calton previously disclosed its intentions with regards to dissolution).

You may question why Aspen is delaying its annual meeting and vote on dissolution until its 2010 fiscal year. Aspen considered adding other proposals to the currently-scheduled meeting to consider the Venoco transaction, but the board of directors, in consultation with Venoco, decided to defer consideration of other matters to avoid overly-complicating the proxy statement and the SEC review process. Furthermore, as you know, SEC rules and regulations prohibit an annual meeting being held until financial statements for the last fiscal year are available. (See Rule 14a-3.) Aspen generally files its annual report on Form 10-K in late September 2009 and could probably hold an annual meeting in late October or early to mid-November 2009, depending on the proxy statement preparation and SEC review process. Even if Aspen were to commence that work now, it is likely that no meeting could be legally held until that process were complete – and such a delay would risk the terms of the Venoco agreement which requires a closing by August 31, 2009.

Because Aspen accepts your proposal for the annual meeting, Aspen requests that you withdraw your shareholder proposal. Unless you withdraw your proposal, Aspen will request a no-action letter from the SEC and seek to exclude your proposal from its proxy materials for the upcoming special meeting under Rule 14a-8(e) and (i)(10).

Shareholder Request for Information

As a stockholder of Aspen, if you meet the requirements of 8 Del. C. §220 and SEC Rule 14a-7, you have the right to inspect and to make copies of certain corporate records. Upon your compliance with § 220, Aspen will make the appropriate records available for your inspection and copying at Aspen's offices. Any copies will be made at your cost, with the estimated cost to be paid in advance of any copying. To the extent any of the records you request are subject to confidentiality obligations to third parties, you will be required to execute an appropriate confidentiality agreement before Aspen will provide the records for inspection or copying (as permitted by § 220).

Please do not hesitate to contact me with any questions and with whether you will be withdrawing your shareholder proposal and corresponding request for shareholder information. If you insist on these requests, please forward to us your revised shareholder proposal and/or attestation that you will not use Aspen's information for improper purposes.

[redacted]

Upon receipt of this additional information, we will comply with your request in accordance with § 220 and Rule 14a-7.

Sincerely yours,

Herrick K. Lidstone, Jr.
For the Firm

cc: Aspen Exploration Corporation

CROWE&DUNLEVY
A PROFESSIONAL CORPORATION
Attorneys and Counselors at Law
Founded 1902

James W. Larimore
Direct Tel.: (405) 239-6643
Direct Fax: (405) 272-5968

james.larimore@crowedunlevy.com

March 31, 2009

Via Electronic and Regular Mail

Herrick K. Lidstone, Jr., Esq.
Burns Figa & Will P.C.
6400 South Fiddler's Green Circle
Suite 1000
Greenwood Village, Colorado 80111

Re: Aspen Exploration Corporation Stockholder Proposal and Stockholder List Inspection Demand by John D. Gibbs

Dear Mr. Lidstone:

This Firm represents John D. Gibbs. Mr. Gibbs forwarded a copy of your letter dated March 25, 2009, on behalf of Aspen Exploration Corporation ("Aspen") to my attention. In your letter, you raise several issues that you claim render Mr. Gibbs' recently submitted stockholder proposal and stockholder list inspection demand relating to Aspen deficient. For the reasons indicated in this letter, Mr. Gibbs disagrees with your contentions.

Stockholder Proposal Pursuant to Rule 14a-8

First, you indicated that Aspen believes Mr. Gibbs' stockholder proposal was untimely for Aspen's special meeting of stockholders scheduled for May 2009. SEC Rule 14a-8(c)(3) provides that the submission deadline for a stockholder proposal relating to a meeting of stockholders other than a regularly scheduled annual meeting is "a reasonable time before the company begins to print and send its proxy materials." Aspen's preliminary proxy materials were filed with the SEC on March 6, 2009, ten days prior to the date of Mr. Gibbs' letter. In those preliminary materials, Aspen indicated it proposed to mail proxy materials to stockholders on or before March 26, 2009, nine days after Aspen's receipt of Mr. Gibbs' letter. We believe this time period is more than sufficient for Aspen to incorporate Mr. Gibbs' proposal as contemplated by Rule 14a-8.

Second, you claim that Mr. Gibbs failed to include in his letter statements required by Rule 14a-8 with respect to his length of ownership and intent to continue such ownership through the date of Aspen's special meeting. This is clearly an error, as the letter contained exactly those statements. Please see the penultimate sentence of Mr. Gibbs' letter, which states as follows: "I have held these securities for more than one year as of the date of this letter and will continue to hold at least the requisite number of shares for a resolution through the special stockholders' meeting."

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Third, you state that Mr. Gibbs submitted two different proposals. We fail to see how you have reached this conclusion. Mr. Gibbs' proposal clearly is a stockholder recommendation that the Aspen board of directors take steps necessary to implement and carry out a plan of liquidation, coupled with a supporting statement permitted by Rule 14a-8. If you continue to believe Mr. Gibbs' proposal is defective because it encompasses more than one proposal, please explain your reasoning and comply with Rule 14a-8(f)(1) so that Mr. Gibbs may consider changes to the language of his proposal.

Finally, you indicate your belief that Aspen has substantially implemented Mr. Gibbs' proposal since it plans to submit a dissolution proposal to its stockholders at its annual meeting to be held later this year. We do not see that Aspen has made any public announcement of its intent to consider dissolution later this year, and certainly Aspen's preliminary proxy materials evidence a contrary plan. However, irrespective of these facts, it does not appear that the *Calton, Inc.* no-action correspondence you cite is directly applicable to the current situation. First, we note that the stockholder proposal at issue in that correspondence was withdrawn, and the SEC never issued any opinion as to the permissibility of excluding it from Calton's proxy materials. In addition, the stockholder's proposal to Calton was entirely consistent with the corporation's previously announced plans, which is not the case in this instance.

The Calton stockholder requested dissolution because he thought (based on what was subsequently determined to be a typographical error by Calton) the corporation's management had extended a time period for the corporation to consider other investments beyond the date originally disclosed to the corporation's stockholders in its proxy materials. The stockholder did not take issue with the original plan of Calton to consider dissolution if it was unable to redeploy proceeds of its asset sale within this specific time period. However, in this instance, Aspen has indicated in its proxy materials an intent to search for other businesses or properties to acquire with the proceeds of the asset sale to Venoco, Inc. Mr. Gibbs' proposal is that the stockholders recommend the board implement a plan of liquidation immediately upon stockholder approval of the sale of Aspen's properties to Venoco, which is different from Aspen's announced plans. Thus, we do not agree that Aspen has substantially implemented Mr. Gibbs' proposal. We believe the only way Mr. Gibbs' proposal can be substantially implemented within the meaning of Rule 14a-8(i)(10) is for Aspen's board of directors to include a proposal requesting stockholder approval of a plan of liquidation, contingent upon approval of the Venoco sale, in its proxy materials relating to the special meeting.

For all of the foregoing reasons, Mr. Gibbs declines to withdraw his stockholder proposal at this time.

Stockholder List Inspection Demand

In your letter, you indicate that Aspen will make certain records available for Mr. Gibbs to inspect and copy upon his compliance with Section 220 of the Delaware General Corporation Law. We contend that Mr. Gibbs fully complied with the requirements of Section 220 in his original inspection demand. Your asserted concern over confidentiality of the information requested is misplaced, since the request relates exclusively to Aspen's stockholder list. We do not understand why Aspen's stockholder list would be subject to confidentiality protections and do not agree that this presents a lawful defense to its disclosure to Mr. Gibbs even if it is.

Your request for Mr. Gibbs' attestation that he will not use Aspen's stockholder list for an improper purpose is similarly misplaced. As indicated in Mr. Gibbs' inspection demand, the purpose of his demand is to facilitate communication with fellow stockholders of Aspen regarding its corporate affairs. This is a proper purpose under Section 220. Moreover, pursuant to Section 220(c), in any litigation over the matter, Aspen would bear the burden of proving that Mr. Gibbs has requested this information for an improper purpose. We therefore do not agree that Mr. Gibbs must provide your requested attestation in order to inspect and copy the stockholder list.

In your letter, you mentioned that Aspen would expect Mr. Gibbs to pay the estimated cost of copies of the stockholder list in advance. Mr. Gibbs is willing to meet this request. Please let me know this estimated cost, and when the stockholder list will be made available for inspection and copying, at your earliest convenience.

Very truly yours,

James W. Larimore
For the Firm

cc: John D. Gibbs
Judy Hamilton Morse, Esq.